Table of Contents	Exhibit 99.1

ARD Finance S.A.
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Table of Contents	Exhibit 99.1

ARD FINANCE S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited			Unaudited, re-presented (i)
		Three months ended September 30, 2018			Three months ended September 30, 2017
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$m	$m	$m	$m	$m	$m
			Note 5			Note 5
Revenue	4	2,390	—	2,390	2,319	—	2,319
Cost of sales		(1,999)	(45)	(2,044)	(1,897)	(7)	(1,904)
Gross profit/(loss)		391	(45)	346	422	(7)	415
Sales, general and administration expenses		(101)	(2)	(103)	(94)	(12)	(106)
Intangible amortization		(66)	—	(66)	(65)	—	(65)
Operating profit/(loss)		224	(47)	177	263	(19)	244
Net finance expense	6	(165)	(23)	(188)	(142)	—	(142)
Profit/(loss) before tax		59	(70)	(11)	121	(19)	102
Income tax (charge)/credit		(32)	10	(22)	(48)	3	(45)
Profit/(loss) for the period		27	(60)	(33)	73	(16)	57

(Loss)/profit attributable to:
Owners of the parent				(34)			56
Non-controlling interests				1			1
(Loss)/profit for the period				(33)			57

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

(i) The consolidated interim income statement for the three months ended September 30, 2017 has been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar on January 1, 2018 as described in Notes 3 and 15 to these unaudited consolidated interim financial statements.

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Table of Contents	Exhibit 99.1

ARD FINANCE S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited			Unaudited, re-presented (ii)
		Nine months ended September 30, 2018			Nine months ended September 30, 2017
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$m	$m	$m	$m	$m	$m
			Note 5			Note 5
Revenue	4	6,961	—	6,961	6,491	—	6,491
Cost of sales		(5,839)	(110)	(5,949)	(5,323)	(16)	(5,339)
Gross profit/(loss)		1,122	(110)	1,012	1,168	(16)	1,152
Sales, general and administration expenses		(318)	(12)	(330)	(306)	(31)	(337)
Intangible amortization	7	(200)	—	(200)	(197)	—	(197)
Operating profit/(loss)		604	(122)	482	665	(47)	618
Net finance expense	6	(480)	(23)	(503)	(390)	(132)	(522)
Profit/(loss) before tax		124	(145)	(21)	275	(179)	96
Income tax (charge)/credit		(80)	25	(55)	(105)	35	(70)
Profit/(loss) for the period		44	(120)	(76)	170	(144)	26

(Loss)/profit attributable to:
Owners of the parent				(80)			25
Non-controlling interests				4			1
(Loss)/profit for the period				(76)			26

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

(ii) The consolidated interim income statement for the nine months ended September 30, 2017 has been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar on January 1, 2018 as described in Notes 3 and 15 to these unaudited consolidated interim financial statements.

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Table of Contents	Exhibit 99.1

ARD FINANCE S.A.

CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

		Unaudited
		Three months ended September 30,		Nine months ended September 30,
		2018	2017	2018	2017
		$m	$m	$m	$m
	Note		Re-presented (iii)		Re-presented (iii)
(Loss)/profit for the period		(33)	57	(76)	26

Other comprehensive income/(expense)

Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
-Arising in the period		32	(116)	120	(352)
		32	(116)	120	(352)
Effective portion of changes in fair value of cash flow hedges:
-New fair value adjustments into reserve		14	(75)	41	(219)
-Movement out of reserve to income statement		(3)	71	(57)	225
-Movement in deferred tax		—	—	1	1
		11	(4)	(15)	7
(Loss)/gain recognized on cost of hedging:
-New fair value adjustments into reserve		(4)	—	11	—
-Movement out of reserve		(2)	—	(2)	—
		(6)	—	9	—
Items that will not be reclassified to income statement
-Re-measurement of employee benefit obligations	10	21	29	115	40
-Deferred tax movement on employee benefit obligations		(5)	(6)	(25)	(10)
		16	23	90	30

Total other comprehensive income/(expense) for the period		53	(97)	204	(315)

Total comprehensive income/(expense) for the period		20	(40)	128	(289)

Attributable to:
Owners of the parent		23	(40)	121	(291)
Non-controlling interests		(3)	—	7	2
Total comprehensive income/(expense) for the period		20	(40)	128	(289)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

(iii) The consolidated interim statement of comprehensive income for the three and nine months ended September 30, 2017 has been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar effective January 1, 2018 as described in Notes 3 and 15 to these unaudited consolidated interim financial statements.

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Table of Contents	Exhibit 99.1

ARD FINANCE S.A.

CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

		Unaudited	Audited
		At September 30,	At December 31,	At December 31,
		2018	2017	2016
	Note	$m	$m	$m
Non-current assets			Re-presented (iv)	Re-presented (iv)
Intangible assets	7	3,863	4,104	4,115
Property, plant and equipment	7	3,311	3,368	3,068
Derivative financial instruments		3	7	131
Deferred tax assets		209	221	273
Other non-current assets		24	25	21
		7,410	7,725	7,608
Current assets
Inventories		1,268	1,353	1,186
Trade and other receivables		1,506	1,274	1,227
Contract asset		151	—	—
Derivative financial instruments		9	16	12
Cash and cash equivalents		415	823	818
		3,349	3,466	3,243
TOTAL ASSETS		10,759	11,191	10,851
Equity attributable to owners of the parent
Issued capital	8	—	—	—
Other reserves		31	(76)	360
Retained earnings		(2,946)	(2,967)	(3,513)
		(2,915)	(3,043)	(3,153)
Non-controlling interests		(100)	(99)	3
TOTAL EQUITY		(3,015)	(3,142)	(3,150)
Non-current liabilities
Borrowings	9	9,515	10,074	10,224
Employee benefit obligations		872	997	954
Derivative financial instruments		170	301	—
Deferred tax liabilities		551	583	732
Provisions		39	44	60
		11,147	11,999	11,970
Current liabilities
Borrowings	9	298	2	8
Interest payable		112	107	118
Derivative financial instruments		29	2	8
Trade and other payables		1,931	1,991	1,632
Income tax payable		160	162	192
Provisions		97	70	73
		2,627	2,334	2,031
TOTAL LIABILITIES		13,774	14,333	14,001
TOTAL EQUITY and LIABILITIES		10,759	11,191	10,851

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

(iv) The consolidated statements of financial position at December 31, 2017 and 2016 have been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar as described in Notes 3 and 15 to these unaudited consolidated interim financial statements.

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Table of Contents	Exhibit 99.1

ARD FINANCE S.A.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

		Unaudited, re-presented (v)
		Attributable to the owner of the parent

		Foreign
		currency	Cash flow	Cost of			Non-
	Share	translation	hedge	hedging	Retained		controlling	Total
	capital	reserve	reserve	reserve	earnings	Total	interests	equity
	$m	$m	$m	$m	$m	$m	$m	$m
At January 1, 2018	—	(44)	(48)	18	(2,953)	(3,027)	(99)	(3,126)
(Loss)/profit for the period	—	—	—	—	(80)	(80)	4	(76)
Other comprehensive income/(expense)	—	120	(15)	9	87	201	3	204
Hedging gains transferred to cost of inventory	—	—	(9)	—	—	(9)	—	(9)
Dividends paid by subsidiary to non-controlling interest	—	—	—	—	—	—	(8)	(8)
At September 30, 2018	—	76	(72)	27	(2,946)	(2,915)	(100)	(3,015)

At January 1, 2017	—	346	(37)	—	(3,462)	(3,153)	3	(3,150)
Profit for the period	—	—	—	—	25	25	1	26
Other comprehensive (expense)/income	—	(352)	7	—	29	(316)	1	(315)
Share issuance by subsidiary	—	—	—	—	421	421	(98)	323
Dividends paid by subsidiary to non-controlling interest	—	—	—	—	—	—	—	—
Non-controlling interest in disposed business	—	—	—	—	—	—	(2)	(2)
At September 30, 2017	—	(6)	(30)	—	(2,987)	(3,023)	(95)	(3,118)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

(v)   Retained earnings at January 1, 2018 have been re-presented by $13 million reflecting $20 million in respect of the impact of the adoption of IFRS 15 “Revenue from contracts with customers”, partly offset by $7  million in respect of the adoption of IFRS 9 “Financial instruments”. Further, following the adoption of IFRS 9 “Financial instruments”, the cash flow hedge reserve has been re-presented by $16 million, and a cost of hedging reserve has been re-presented to $18 million. Please refer to Note 3 for further details in respect of the impact of these recently adopted accounting standards.  The consolidated interim statement of changes in equity for the nine months ended September 30, 2017 has been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar on January 1, 2018 as described in Notes 3 and 15 to these unaudited consolidated interim financial statements.

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Table of Contents	Exhibit 99.1

ARD FINANCE S.A.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		Unaudited
		Three months ended September 30,		Nine months ended September 30,
		2018	2017	2018	2017
	Note	$m	$m	$m	$m
			Re-presented (vi)		Re-presented (vi)
Cash flows from operating activities
Cash generated from operations	11	385	498	717	951
Interest paid		(135)	(142)	(403)	(428)
Income tax paid		(18)	(21)	(65)	(65)
Net cash generated from operating activities		232	335	249	458

Cash flows from investing activities
Purchase of property, plant and equipment		(107)	(107)	(413)	(325)
Purchase of software and other intangibles		(9)	(5)	(24)	(11)
Proceeds from disposal of property, plant and equipment		1	1	5	2
Net cash used in investing activities		(115)	(111)	(432)	(334)

Cash flows from financing activities
Repayment of borrowings		(440)	(472)	(442)	(4,385)
Proceeds from borrowings		295	—	295	3,732
Consideration (paid)/received on termination of derivative financial instruments		(44)	—	(44)	46
Dividends paid by subsidiary to non-controlling interest		(3)	(2)	(8)	(5)
Early redemption premium paid		(7)	(10)	(7)	(91)
Deferred debt issue costs paid		—	(8)	(5)	(31)
Finance lease payments		(1)	—	(3)	—
Net (costs)/proceeds from issue of shares by subsidiary		—	(3)	—	327
Net cash outflow from financing activities		(200)	(495)	(214)	(407)

Net decrease in cash and cash equivalents		(83)	(271)	(397)	(283)

Cash and cash equivalents at beginning of period		501	858	823	818
Exchange (losses)/gains on cash and cash equivalents		(3)	8	(11)	60
Cash and cash equivalents at end of period		415	595	415	595

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

(vi)   The consolidated interim statement of cash flows for the three and nine months ended September 30, 2017 has been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar on January 1, 2018 as described in Notes 3 and 15 to these unaudited consolidated interim financial statements.

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Table of Contents	Exhibit 99.1

ARD FINANCE S.A.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.General information

ARD Finance S.A. (the “Company”) was incorporated in Luxembourg on May 6, 2011. The Company’s registered office is 56, rue Charles Martel, L‑2134 Luxembourg.

All of the business of the group of companies controlled by this company (the “Group”) is conducted by Ardagh and its subsidiaries (together the “Ardagh Group”). All of the financing of the Group other than the 7.125%/7.875% $770 million Senior Secured Toggle Notes due 2023, and the 6.625%/7.375% €845 million Senior Secured Toggle Notes due 2023 (together the “Toggle Notes”, see Note 9) are liabilities of the Ardagh Group.

Any description of the business of the Group is a description of the business of the Ardagh Group.

The Company and those of its subsidiaries who are above Ardagh Group S.A. in the corporate structure are referred to as the “ARD Finance Group”.

The significant accounting policies that have been applied to the unaudited consolidated interim financial statements are described in Note 3.

On March 20, 2017 Ardagh Group S.A. closed its initial public offering (“IPO”) of 18,630,000 Class A common shares on the New York Stock Exchange (“NYSE”). Following the IPO, the Company recognized a non-controlling interest of $98 million.

2.Statement of directors’ responsibilities

The Directors are responsible for preparing the unaudited consolidated interim financial statements. The Directors are required to prepare financial information for each financial period on the state of affairs of the Group and of the profit or loss of the Group for that period. In preparing the unaudited consolidated interim financial statements, the Directors are required to:

-select suitable accounting policies and then apply them consistently;

-make judgments and estimates that are reasonable and prudent; and

-prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Group will continue in business.

The Directors confirm that they have complied with the above requirements in preparing the unaudited consolidated interim financial statements. Changes to accounting policies applied in the nine months ended September 30, 2018 are outlined in Note 3.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Group’s website at: www.ardholdings-sa.com.

The unaudited consolidated interim financial statements were approved for issue by the Board of Directors of ARD Finance S.A. (the “Board”) on October 24, 2018.

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Table of Contents	Exhibit 99.1

3.     Summary of significant accounting policies

Basis of preparation

The unaudited consolidated interim financial statements of the Group for the three and nine months ended September 30, 2018 and 2017, have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The unaudited consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Annual Report for the year ended December 31, 2017 which was prepared in accordance with International Financial Reporting Standards (“IFRS”) and on which the independent auditor’s report was unqualified.

The consolidated interim financial statements are presented in U.S. dollar, rounded to the nearest million, as described further in the “Change in presentation currency” section below.

Income tax in interim periods is accrued using the effective tax rate expected to be applied to annual earnings.

The accounting policies, presentation and methods of computation followed in the unaudited consolidated interim financial statements are consistent with those applied in the Group’s latest Annual Report except for the changes in accounting policies set out below.

Recently adopted accounting standards and changes in accounting policies

IFRS 9 “Financial Instruments”

The Group adopted IFRS 9 “Financial Instruments” with a date of initial adoption of January 1, 2018. The guidance in IFRS 9 replaces IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 includes requirements on the classification and measurement of financial instruments, impairment of financial instruments and hedge accounting.

Since adoption, the Group has applied the changes in accounting policy as discussed below:

•

differences in the carrying amount of financial assets and liabilities resulting from the adoption of IFRS 9 are recognized in retained earnings and reserves as at January 1, 2018. Accordingly, the information presented for 2017 does not generally reflect the requirements of IFRS 9 and therefore is not comparable to the information presented for 2018 under IFRS 9.

•	the determination of the business model within which the Group’s financial assets are held has been made based on the facts and circumstances that existed at the date of initial adoption.
•

all hedging relationships designated under IAS 39 at December 31, 2017 met the criteria for hedge accounting under IFRS 9 at January 1, 2018, and are therefore regarded as continuing hedging relationships.

•

for non-financial assets recognized as of December 31, 2017 that are subject to hedge accounting, the Group continues to hold amounts in the hedging reserve and recycle to inventory and subsequently, to the consolidated income statement, when the hedged non-financial asset affects the consolidated income statement.

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Table of Contents	Exhibit 99.1

The total impact on the Group’s retained earnings due to classification and measurement of financial instruments as at January 1, 2018 primarily related to:

1)	the application of the new expected credit loss model to trade and other receivables which resulted in a decrease in retained earnings of $4 million, net of tax.
2)

the recognition of changes in currency basis spread in the costs of hedging reserve within equity. This change has been applied for cross currency interest rate swaps (“CCIRS”) resulting in reclassifications of a gain of $4 million from retained earnings and a gain of $15 million from the cash flow hedge reserve to the cost of hedging reserve as of January 1, 2018 and a loss of $1 million from retained earnings to the cash flow hedge reserve.

Upon adoption of IFRS 9, the Group recognizes trade and other receivables initially at fair value and measures them at amortized cost using the effective interest rate method less any provision for impairment. A provision for impairment against specific trade receivable balances will be recognized when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. For all other trade receivables and contract assets, the Group will use an allowance matrix to measure the expected credit loss, based on historical actual credit loss experiences, adjusted for forward-looking information. On the date of initial application, January 1, 2018, the Group also assessed which business models apply to the financial assets held by the Group at that date. The Group participates in several uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables, accounted for as true sales of receivables, without recourse to the Group. At the date of initial adoption, the Group had a selling business model related to those receivables and, as such, any unsold receivables under such programs would need to be accounted for at fair value through profit or loss. There was no impact on the consolidated financial statements as of January 1, 2018, as the Group had utilized existing programs.

IFRS 15 “Revenue from contracts with customers”

The Group adopted IFRS 15, “Revenue from contracts with customers” effective January 1, 2018 on a modified retrospective basis, which resulted in the Group retaining prior period figures as reported under the previous standards and recognizing the cumulative effect of applying IFRS 15 as an adjustment to retained earnings as at the date of initial adoption.

The guidance in IFRS 15 replaced IAS 18, “Revenue” and IAS 11, “Construction contracts” and related interpretations. Under the guidance in IAS 18 and IAS 11, revenue from the sale of goods was recognized in the consolidated income statement when the significant risks and rewards of ownership had been transferred to the buyer, primarily on dispatch of the goods. Allowances for customer rebates were provided for in the same period as the related revenues were recorded. Revenue was presented net of such rebates as well as cash discounts and value added tax. Upon adoption of IFRS 15, revenue is recognized when control of a good or service has transferred to the customer. For certain contracts in the Metal Packaging Europe and Metal Packaging Americas reportable segments, the Group manufactures products for customers that have no alternative use and for which the Group has an enforceable right to payment for production completed to date, therefore the Group will recognize revenue earlier for these contracts, such that a portion of revenue, net of  any related estimated rebates and cash discounts, excluding sales or value added tax, will be recognized prior to the dispatch of goods. For all other contracts, the Group will continue to recognize revenue, net of any related estimated rebates and cash discounts, excluding sales or value added tax, primarily at the point of dispatch of goods.

The following is a description of the main activities from which the Group generates its revenue. For more detailed information about the reportable segments, see Note 4.

We are a leading supplier of innovative, value-added rigid packaging solutions.  The global packaging industry is a large, consumer‑driven industry with stable growth characteristics. We operate in the metal and glass container sectors and our target regions are Europe, North America and Brazil. We derive approximately 93% of our revenues in Europe and North America, mature markets characterized by predictable consumer spending, stable supply and demand and low cyclicality. Our products include metal and glass containers primarily for food and beverage markets, which are characterized by stable, consumer‑driven demand. We serve over 2,000 customers across more than 80 countries,

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Table of Contents	Exhibit 99.1

comprised of multi‑national companies, large national and regional companies and small local businesses. In our target regions of Europe, North America and Brazil, our customers include a wide variety of consumer-packaged goods companies, which own some of the best known brands in the world. We have a stable customer base with longstanding relationships and approximately two‑thirds of our sales are generated under multi‑year contracts, with the remainder largely subject to annual arrangements. A significant portion of our sales volumes are supplied under contracts which include input cost pass‑through provisions, which help us deliver consistent margins.

In addition to metal containers, within the Metal Packaging Europe and Metal Packaging Americas reportable segments, the Group manufactures and supplies a wide range of can ends. Containers and ends are usually distinct items and can be sold separately from each other. Within the Glass Packaging Europe reportable segment, the Group operates the Heye International engineering business, which represents 3% of the revenue of that reportable segment for the nine months ended September 30, 2018.

The Group usually enters into framework agreements with its customers, which establish the terms under which individual orders to purchase goods or services may be placed.  As the framework agreements do not identify each party’s rights regarding the goods or services to be transferred, they do not create enforceable rights and obligations on a stand-alone basis. Therefore, the Group has concluded that only individual purchase orders create enforceable rights and obligations and meet the definition of a contract in IFRS 15.  The individual purchase orders have, in general, a duration of one year or less and, as such, the Group does not disclose any information about remaining performance obligations under these contracts. The Group’s payment terms are in line with customary business practice, which can vary by customer and region. The Group has availed of the practical expedient from considering the existence of a significant financing component as, based on past experience, we expect that, at contract inception, the period between when a promised good is transferred to the customer and when the customer pays for that good will be one year or less.

 Disaggregation of revenue

Within each reportable segment our packaging containers have similar production processes and classes of customer. Further, they have similar economic characteristics, as evidenced by similar profit margins, degrees of risk and opportunities for growth. We operate in mature markets along our reportable segments. The following illustrates the disaggregation of revenue by destination for the nine months ended September 30, 2018:

		North	Rest of the
	Europe	America	World	Total
	$m	$m	$m	$m
Metal Packaging Europe	2,621	8	137	2,766
Metal Packaging Americas	2	1,363	290	1,655
Glass Packaging Europe	1,202	9	25	1,236
Glass Packaging North America	–	1,297	7	1,304
Group	3,825	2,677	459	6,961

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Table of Contents	Exhibit 99.1

Contract balances

Included in trade and other receivables is an amount of $1,256 million (January 1, 2018: $1,010 million) related to receivables from contracts with customers. The following table provides information about significant changes in the contract assets during the nine months ended September 30, 2018:

Contract assets
$m
Balance as at January 1, 2018	168
Transfers from contract assets recognized at the beginning of the period to receivables	(166)
Increases as a result of new contract assets recognized during the period	147
Other	2
Balance as at September 30, 2018	151

Impact of adoption of IFRS 15

The Group reported in its 2017 consolidated financial statements that, based on its IFRS 15 impact assessment, the Group had concluded that the new standard would not have a material impact on the amount of revenue recognized over the full year, when compared to the previous accounting guidance. The Group also reported that it would be required to recognize a contract asset as opposed to inventory as a result of the new standard with this contract asset representing revenue that would be required to be accelerated under the new guidance.

 This arises due to the fact that within our Metal Packaging Europe and Metal Packaging Americas reportable segments, we manufacture certain products for customers that have no alternative use and for which the Group has an enforceable right to payment for production completed to date. Under the new standard, in these circumstances, the Group is required to recognize revenue earlier than under previous standards and prior to dispatch of the goods. As a result, revenue recognized on a quarterly basis can be impacted by the new standard due to the seasonality in inventory build, whilst revenue recognized over the full year is not expected to be materially impacted.

The principal impact on the consolidated statement of financial position as at the adoption date January 1, 2018 was that a contract asset of $168 million was recognized and inventory of $145 million was derecognized. As a result of the aforementioned impact on the reported consolidated statement of financial position, deferred tax liabilities have increased by $4 million. There has been no impact on the reported consolidated statement of cash flows.

 The principal impact on the reported consolidated interim income statement for the three months ended September 30, 2018 is that reported revenue, operating profit, and profit for the period are lower by $21 million, $3 million, and $3 million, respectively. There is no material impact on the reported consolidated interim income statement for the nine months ended September 30, 2018. The principal impact on the reported consolidated interim statement of financial position as at the reporting date is that a contract asset of $151 million has been recognized, whilst inventory of $126 million has been derecognized. As a result of the aforementioned impact on the reported consolidated interim statement of financial position, deferred tax liabilities have increased by $4 million. There has been no impact on the reported consolidated interim statement of cash flows.

Change in presentation currency

With effect from January 1, 2018, the Group changed the currency in which it presents its financial statements from euro to U.S. dollar. This is principally as a result of the Board of Directors’ assessment that this change will help provide a clearer understanding of the Group’s financial performance and improve comparability of our performance following the Ardagh Group’s IPO on the NYSE.

The change in accounting policy impacts all financial statement line items, whereby amounts previously reported in euro have been re-presented in U.S. dollar. To illustrate the effect of the re-presentation on the previously reported euro consolidated statements of financial position as at December 31, 2017 and 2016, and consolidated interim income

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statements, consolidated interim statements of comprehensive income and consolidated interim statements of cash flows for the three and nine months ended September 30, 2017 have been set out in Note 15.

Recent changes in accounting pronouncements

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2018 have been assessed by the Directors and, with the exception of those identified above, no new standards or amendments to existing standards effective January 1, 2018 are currently relevant for the Group. The Directors’ assessment of the impact of new standards, which are not yet effective and which have not been early adopted by the Group, on the consolidated interim financial statements and disclosures is on-going and is set out below.

IFRS 16, ‘Leases’, sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that appropriately represents those transactions. This information provides a basis for users of financial statements to assess the effect that leases have on the financial position, financial performance and cash flows of the entity.

IFRS 16 replaces IAS 17, ‘Leases’, and later interpretations and will result in most operating leases being recognized on the consolidated statement of financial position. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted.

The Group is continuing to assess the impact of IFRS 16 and has established a cross-functional project team to implement the new standard. We are continuing the process of data gathering and assessment of the more than 2,000 leases which the Group is party to. We are also continuing the evaluation of our processes in addition to designing a new system solution and internal controls in order to meet the new accounting and disclosure requirements.

Based on our initial assessment, we expect that the adoption will have a significant impact on our consolidated financial statements and certain of the Group’s key financial metrics will be impacted upon transition, mainly due to:

•

changes in the classification of charges recognized in the consolidated income statement including decreases in costs of sales and operating costs (excluding depreciation) and increases in depreciation and finance costs;

•	an increase in non-current assets due to the recognition of the right-of-use assets and an increase in financial liabilities as lease liabilities are capitalized based on the new treatment; and
•

cash generated from operations is expected to increase due to certain lease expenses no longer being recognized as operating cash outflows, however this is expected to be offset by a corresponding increase in cash used in financing activities due to repayments of the principle on lease liabilities.

The Group currently plans to adopt IFRS 16 by applying the modified retrospective approach, with the actual transition impact being dependent on future economic conditions, mainly the applicable discount rates as of January 1, 2019, the actual lease portfolio at the time of transition, the determination of expected leases terms, in particular the exercise of renewal options, and the extent to which the Group will avail of the various practical expedients.

The IFRS Interpretations Committee issued IFRIC 23 ‘Uncertainty over income tax treatments’, which clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’, are applied where there is uncertainty over income tax treatments. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. It is not expected that the application of this interpretation will have a material impact on the consolidated financial statements of the Group.

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4.Segment analysis

Ardagh Group’s four operating and reportable segments are Metal Packaging Europe, Metal Packaging Americas, Glass Packaging Europe and Glass Packaging North America. This reflects the basis on which the Ardagh Group performance is reviewed by management and presented to the Board of Directors of ARD Finance S.A., who in addition to certain members of the Board of Directors of Ardagh Group S.A. have been identified as the Chief Operating Decision Maker (“CODM”) for the Group.

Performance of the business is assessed based on Adjusted EBITDA. Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance expense, depreciation and amortization and exceptional operating items. Other items are not allocated to segments as these are not reviewed by the CODM on a group-wide basis. Segmental revenues are derived from sales to external customers. Inter-segment revenue is not material.

Reconciliation of (loss)/profit for the period to Adjusted EBITDA

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	$m	$m	$m	$m
(Loss)/profit for the period	(33)	57	(76)	26
Income tax charge	22	45	55	70
Net finance expense	188	142	503	522
Depreciation and amortization	176	177	536	508
Exceptional operating items	47	19	122	47
Adjusted EBITDA	400	440	1,140	1,173

Segment results for the three months ended September 30, 2018 and 2017 are:

	Revenue		Adjusted EBITDA
	2018	2017	2018	2017
	$m	$m	$m	$m
Metal Packaging Europe	952	943	151	181
Metal Packaging Americas	585	513	79	75
Glass Packaging Europe	420	417	103	104
Glass Packaging North America	433	446	67	80
Group	2,390	2,319	400	440

Segment results for the nine months ended September 30, 2018 and 2017 are:

	Revenue		Adjusted EBITDA
	2018	2017	2018	2017
	$m	$m	$m	$m
Metal Packaging Europe	2,766	2,534	442	439
Metal Packaging Americas	1,655	1,419	216	197
Glass Packaging Europe	1,236	1,157	274	260
Glass Packaging North America	1,304	1,381	208	277
Group	6,961	6,491	1,140	1,173

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5.Exceptional items

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	$m	$m	$m	$m
Restructuring costs	11	5	57	14
Start-up and other related costs	25	1	39	1
Impairment	9	1	14	1
Exceptional items – cost of sales	45	7	110	16
Transaction-related costs – acquisition, integration and IPO	2	12	12	31
Exceptional items – SGA expenses	2	12	12	31
Debt refinancing and settlement costs	17	—	17	117
Loss on termination of derivative financial instruments	6	—	6	15
Exceptional items – finance expense	23	—	23	132
Total exceptional items	70	19	145	179

The following exceptional items have been recorded in the nine months ended September 30, 2018:

•

$110 million related to the Group’s capacity realignment programs, including start-up related costs ($39 million), restructuring costs ($57 million) and property, plant and equipment impairment charges ($14 million). These costs were incurred in Glass Packaging North America ($69 million), Glass Packaging Europe ($5 million), Metal Packaging Europe ($22 million) and Metal Packaging Americas ($14 million).

•	$12 million transaction related costs, primarily comprised of costs relating to acquisition, integration and other transactions.
•

$17 million debt refinancing and settlement costs primarily relating to the redemption of the Group’s $440 million 6.000% Senior Notes due 2021 in July 2018, principally comprising an early redemption premium and accelerated amortization of deferred finance costs.

•	$6 million exceptional loss on the termination of the Group’s $440 million U.S. dollar to euro cross currency interest rate swap (“CCIRS”) in July 2018.

The following exceptional items have been recorded in the nine months ended September 30, 2017:

•

$16 million relating to capacity realignment programs, including start-up related costs ($1 million), restructuring costs ($14 million) and property, plant and equipment impairment charges ($1 million). These costs were incurred in Metal Packaging Europe ($15 million) and Metal Packaging Americas ($1 million).

•	$31 million transaction related costs, primarily comprised of costs directly attributable to the acquisition and integration of the Beverage Can Business, the Group’s IPO and other transactions.
•

$117 million debt refinancing and settlement costs relating to the notes and loans redeemed and repaid in January, March, April, June and August 2017, principally comprising premiums payable on the early redemption of the notes and accelerated amortization of deferred finance costs and issue discounts.

•	$15 million exceptional loss on the termination of $500 million of the Group’s U.S. dollar to British pound CCIRS in June 2017.

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6.Net finance expense

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	$m	$m	$m	$m
Senior Secured and Senior Notes	132	142	414	415
Other interest expense	5	1	13	4
Term loan	—	—	—	5
Interest expense	137	143	427	424
Foreign currency translation losses/(gains)	15	(19)	35	(74)
Net pension interest costs	6	6	18	18
Loss on derivative financial instruments	8	12	—	22
Finance expense before exceptional items	165	142	480	390
Exceptional finance expense (Note 5)	23	—	23	132
Net finance expense	188	142	503	522

7.Intangible assets and property, plant and equipment

					Total	Property,
		Customer	Technology		intangible	plant and
	Goodwill	relationships	and other	Software	assets	equipment
	$m	$m	$m	$m	$m	$m
Net book value at January 1, 2018	2,201	1,748	125	30	4,104	3,368
Additions	—	—	10	15	25	372
Disposals	—	—	—	—	—	(5)
Charge for the period	—	(172)	(23)	(5)	(200)	(336)
Impairment (Note 5)	—	—	—	—	—	(14)
Transfers	—	—	—	—	—	5
Exchange	(34)	(29)	(2)	(1)	(66)	(79)
Net book value at September 30, 2018	2,167	1,547	110	39	3,863	3,311

Impairment test for goodwill

Goodwill is not subject to amortization and is tested annually for impairment (normally at the end of the financial year), or more frequently if events or changes in circumstances indicate a potential impairment. Management has considered whether any impairment indicators existed at the reporting date and, where identified, has considered the carrying amount of the respective goodwill and concluded that it is fully recoverable as at September 30, 2018.

8.Issued capital

Issued and fully paid shares:

	Number of
	shares
	(millions)	$m
At December 31, 2017 and September 30, 2018
Ordinary shares (par value €0.01)	10.3	—

There were no share transactions in the nine months ended September 30, 2018.

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9.Financial assets and liabilities

At September 30, 2018, the Group’s net debt and available liquidity was as follows:

		Maximum
		amount	Final maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local
		currency			currency	$m	$m
		m			m
Liabilities guaranteed by the ARD Finance Group
7.125%/7.875% Senior Secured Toggle Notes	USD	770	15-Sep-23	Bullet	770	770	—
6.625%/7.375% Senior Secured Toggle Notes	EUR	845	15-Sep-23	Bullet	845	978	—
Liabilities guaranteed by the Ardagh Group
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	868	—
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	1,000	—
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	509	—
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	715	—
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	522	—
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,671	—
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,650	—
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	868	—
Global Asset Based Loan Facility	USD	813	07-Dec-22	Revolving	285	285	524
Finance Lease Obligations	USD/GBP/EUR			Amortizing	36	36	—
Other borrowings/credit lines	EUR	11	Rolling	Amortizing	11	12	1
Total borrowings/undrawn facilities						9,884	525
Deferred debt issue costs and bond premium						(71)	—
Net borrowings/undrawn facilities						9,813	525
Cash and cash equivalents						(415)	415
Derivative financial instruments used to hedge foreign currency and interest rate risk						190	—
Net debt/available liquidity						9,588	940

Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt.

The fair value of the Group’s total borrowings at September 30, 2018 is $10,050 million (December 31, 2017: $10,698 million).

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At December 31, 2017, the Group’s net debt and available liquidity was as follows:

		Maximum
		amount	Final maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local
		currency			currency	$m	$m
		m			m
Liabilities guaranteed by the ARD Finance Group
7.125%/7.875% Senior Secured Toggle Notes	USD	770	15-Sep-23	Bullet	770	770	—
6.625%/7.375% Senior Secured Toggle Notes	EUR	845	15-Sep-23	Bullet	845	1,013	—
Liabilities guaranteed by the Ardagh Group
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	899	—
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	1,000	—
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	528	—
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	715	—
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	541	—
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,696	—
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,650	—
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	899	—
6.000% Senior Notes	USD	440	30-Jun-21	Bullet	440	440	—
Global Asset Based Loan Facility	USD	813	07-Dec-22	Revolving	—	—	813
Finance Lease Obligations	GBP/EUR			Amortizing	—	8	—
Other borrowings/credit lines	EUR	4		Amortizing	3	4	1
Total borrowings/undrawn facilities						10,163	814
Deferred debt issue costs and bond premium						(87)	—
Net borrowings/undrawn facilities						10,076	814
Cash and cash equivalents						(823)	823
Derivative financial instruments used to hedge foreign currency and interest rate risk						301	—
Net debt/available liquidity						9,554	1,637

Financing activity

On July 31, 2018, the Ardagh Group redeemed in full its $440 million 6.000% Senior Notes due 2021 and paid applicable redemption premium and accrued interest in accordance with their terms. The redemption was funded by a combination of cash on hand and available liquidity, drawing from the Ardagh Group’s Global Asset Based Loan Facility.

Cross currency interest rate swaps

The Ardagh Group hedges certain of its external borrowings and interest payable thereon using CCIRS, with a net liability at September 30, 2018 of $190 million (December 31, 2017: $301 million).

On July 11, 2018, the Ardagh Group terminated its $440 million U.S. dollar to euro CCIRS, due for maturity in 2019. The Ardagh Group paid net consideration of $44 million on termination and recognized a related exceptional loss of $6 million (Note 5).

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Fair value methodology

Fair values are calculated as follows:

(i)	Senior secured and senior notes – the fair value of debt securities in issue is based on quoted market prices.
(ii)

Bank loans, overdrafts and revolving credit facilities – the estimated value of fixed interest bearing deposits is based on discounted cash flows using prevailing money-market interest rates for debts with similar credit risk and remaining maturity.

(iii)	Finance leases – the carrying amount of finance leases is assumed to be a reasonable approximation of fair value.
(iv)	CCIRS – the fair value of the CCIRS are based on quoted market prices and represent Level 2 inputs.

10.Employee benefit obligations

Employee benefit obligations at September 30, 2018 have been reviewed in respect of the latest discount rates and asset valuations. Re-measurement gains of $21 million and $115 million (2017: gains of $29 million and $40 million) have been recognized in the consolidated interim statement of comprehensive income for the three and nine months ended September 30, 2018 respectively.

11.Cash generated from operating activities

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	$m	$m	$m	$m
(Loss)/profit for the period	(33)	57	(76)	26
Income tax charge	22	45	55	70
Net finance expense	188	142	503	522
Depreciation and amortization	176	177	536	508
Exceptional operating items	47	19	122	47
Movement in working capital	23	72	(327)	(166)
Transaction-related, start-up and other exceptional costs paid	(30)	(13)	(70)	(50)
Exceptional restructuring paid	(8)	(1)	(26)	(6)
Cash generated from operations	385	498	717	951

12.Related party transactions

There have been no transactions in the nine months ended September 30, 2018 with related parties, as disclosed in the Group’s Annual Report, that had a material effect on the financial position or performance of the Group.

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13.Contingencies

Environmental issues

The Ardagh Group is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

•	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;
•	the operation of installations for manufacturing of container glass;
•	the generation, storage, handling, use and transportation of hazardous materials;
•	the emission of substances and physical agents into the environment;
•	the discharge of waste water and disposal of waste;
•	the remediation of contamination;
•	the design, characteristics, collection and recycling of its packaging products; and
•	the manufacturing, sale and servicing of machinery and equipment for the container glass and metal packaging industry.

The Ardagh Group believes, based on current information that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amounts accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Ardagh Group arising under environmental laws are pending.

Legal matters

In 2015, the German competition authority (the Federal Cartel Office) initiated an investigation of the practices in Germany of metal packaging manufacturers, including Ardagh. The European Commission has taken over this investigation and the German investigation is as a result at an end. The European Commission’s investigation is ongoing, and there is at this stage no certainty as to the extent of any charge which may arise. Accordingly, no provision has been recognized.

On April 21, 2017, a jury in the United States awarded $50 million in damages against the Ardagh Group’s U.S. glass business, formerly Verallia North America (“VNA”), in respect of one of two asserted patents alleged to have been infringed by VNA. On March 8, 2018, the trial judge confirmed the jury verdict. Ardagh notes the Court’s award of pre-judgement interest to the Plaintiffs, its refusal to enhance the damages award in favor of the Plaintiffs and its refusal to award legal costs to the Plaintiffs. Ardagh disagrees with the jury verdict, both as to liability and quantum of damages, and strongly believes that the case is without merit. Ardagh will vigorously appeal the verdict to the Federal Appeals Court. On March 23, 2018, the Company filed its appeal notice and posted a surety bond with the Court. Plaintiffs filed a notice of cross-appeal on April 4, 2018. The appeal proceedings are ongoing. The case was filed before Ardagh acquired VNA and customary indemnifications are in place between Ardagh and the seller of VNA.

With the exception of the above legal matters, the Group is involved in certain other legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

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14.Seasonality of operations

The Ardagh Group’s revenue and cash flows are both subject to seasonal fluctuations. Demand for our metal products is largely related to agricultural harvest periods and following the Beverage Can Acquisition, to the seasonal demand pattern of beverage consumption, which peaks during the late spring and summer months and in the period prior to the winter holiday season. Demand for our glass products is typically strongest during the summer months and in the period prior to December because of the seasonal nature of beverage consumption. Investment in working capital for Metal Packaging Europe and Metal Packaging Americas generally follows the seasonal pattern of operations. Investment in working capital for Glass Packaging Europe and Glass Packaging North America typically peaks in the first quarter. The Ardagh Group manages the seasonality of working capital by supplementing operating cash flows with drawings under our credit facilities.

15. Effect of change in presentation currency

As set out in Note 3, the Group has elected to change its presentation currency to U.S. dollar from January 1, 2018. This change in presentation currency constitutes a change in accounting policy with retrospective application in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” and is effected in these consolidated financial statements by applying the procedures outlined below, in accordance with the requirements set out in IAS 21 “The Effects of Changes in Foreign Exchange Rates”:

•	the consolidated statements of financial position have been translated at the foreign exchange rate at the balance sheet dates;
•	the consolidated income statements, consolidated statements of comprehensive income and consolidated statements of cash flows were translated at average exchange rates for the respective periods;
•	historic equity transactions were translated at the foreign exchange rate on the date of the transactions and were subsequently carried at historical value;
•	foreign exchange differences arising on translation to presentation currency are recognized in other comprehensive income; and
•	all foreign exchange rates used were extracted from the Group’s underlying financial records.

The Group’s previously reported consolidated statements of financial position as at December 31, 2017 and 2016, and consolidated interim income statements, consolidated interim statements of comprehensive income and consolidated interim statements of cash flows as at and for the three and nine months ended September 30, 2017 are set out below to illustrate the effect of the change in accounting policy.

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ARD FINANCE S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

	Unaudited			Unaudited
	Three months ended September 30, 2017			Nine months ended September 30, 2017
	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	items	Total	items	items	Total
	€m	€m	€m	€m	€m	€m

Revenue	1,990	—	1,990	5,855	—	5,855
Cost of sales	(1,628)	(6)	(1,634)	(4,802)	(14)	(4,816)
Gross profit/(loss)	362	(6)	356	1,053	(14)	1,039
Sales, general and administration expenses	(81)	(10)	(91)	(278)	(28)	(306)
Intangible amortization	(56)	—	(56)	(178)	—	(178)
Operating profit/(loss)	225	(16)	209	597	(42)	555
Finance expense	(122)	—	(122)	(352)	(123)	(475)
Profit/(loss) before tax	103	(16)	87	245	(165)	80
Income tax (charge)/credit	(41)	3	(38)	(93)	33	(60)
Profit/(loss) for the period	62	(13)	49	152	(132)	20

Profit attributable to:
Owners of the parent			48			19
Non-controlling interests			1			1
Profit for the period			49			20

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ARD FINANCE S.A.

CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

	Unaudited
	Three months ended	Nine months ended
	September 30, 2017	September 30, 2017
	€m	€m

Profit for the period	49	20

Other comprehensive income
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
-Arising in the period	(7)	(9)
	(7)	(9)
Effective portion of changes in fair value of cash flow hedges:
-New fair value adjustments into reserve	(64)	(196)
-Movement out of reserve to income statement	61	202
-Movement in deferred tax	—	1
	(3)	7
Items that will not be reclassified to income statement
-Re-measurement of employee benefit obligations	25	35
-Deferred tax movement on employee benefit obligations	(5)	(9)
	20	26

Total other comprehensive income for the period	10	24

Total comprehensive income for the period	59	44

Attributable to:
Owners of the parent	57	42
Non-controlling interests	2	2
Total comprehensive income for the period	59	44

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ARD FINANCE S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	At December 31,
	2017	2016
	€m	€m
Non-current assets
Intangible assets	3,422	3,904
Property, plant and equipment	2,808	2,911
Derivative financial instruments	6	124
Deferred tax assets	184	259
Other non-current assets	21	20
	6,441	7,218
Current assets
Inventories	1,128	1,125
Trade and other receivables	1,062	1,164
Derivative financial instruments	13	11
Cash and cash equivalents	686	776
	2,889	3,076
TOTAL ASSETS	9,330	10,294
Equity attributable to owners of the parent
Issued capital	—	—
Other reserves	(325)	(329)
Retained earnings	(2,204)	(2,661)
	(2,529)	(2,990)
Non-controlling interests	(92)	2
TOTAL EQUITY	(2,621)	(2,988)
Non-current liabilities
Borrowings	8,400	9,699
Employee benefit obligations	831	905
Derivative financial instruments	251	—
Deferred tax liabilities	486	694
Provisions	37	57
	10,005	11,355
Current liabilities
Borrowings	2	8
Interest payable	89	112
Derivative financial instruments	2	8
Trade and other payables	1,660	1,548
Income tax payable	135	182
Provisions	58	69
	1,946	1,927
TOTAL LIABILITIES	11,951	13,282
TOTAL EQUITY and LIABILITIES	9,330	10,294

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ARD FINANCE S.A.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

	Unaudited
	Three months ended	Nine months ended
	September 30,	September 30,
	2017	2017
	€m	€m

Cash flows from operating activities
Cash generated from operations	427	843
Interest paid	(122)	(387)
Income tax paid	(18)	(58)
Net cash generated from operating activities	287	398

Cash flows from investing activities
Purchase of property, plant and equipment	(92)	(294)
Purchase of software and other intangibles	(4)	(10)
Proceeds from the disposal of property, plant, and equipment	1	2
Net cash used in investing activities	(95)	(302)

Cash flows from financing activities
Proceeds from borrowings	—	3,497
Repayment of borrowings	(405)	(4,061)
Net (costs)/proceeds from issue of shares by subsidiary	(3)	307
Early redemption premium paid	(9)	(85)
Deferred debt issue costs paid	(7)	(29)
Proceeds from the termination of derivative financial instruments	—	42
Dividends paid	(2)	(4)
Net cash outflow from financing activities	(426)	(333)

Net decrease in cash and cash equivalents	(234)	(237)

Cash and cash equivalents at beginning of period	752	776
Exchange losses on cash and cash equivalents	(14)	(35)
Cash and cash equivalents at end of period	504	504

16.Events after the reporting period

There have been no material events subsequent to September 30, 2018, which would require disclosure in these consolidated interim financial statements.

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